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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.D.  20549

SCHEDULE 13D

AMENDMENT No.: 1

Name of Issuer:  First Oak Brook BancShares, Inc.

Title of Class of Securities:  Class A Common Stock

CUSIP Number:  335847208

          (Name Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

  Bennett Lindenbaum, c/o Basswood Partners, 52 Forest Avenue,
               Paramus, NJ  07652; (201) 843-3644

     (Date of Event which Requires Filing of this Statement)

                          July 1, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall



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be subject to all other provisions of the Act (however, see the
Notes).



















































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CUSIP No. 3358472080

1.  Name of Reporting Person
    S.S. OR I.R.S. Identification No. of Above Person

         Basswood Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds*

         WC

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e) PURSUANT TO ITEMS 2(d) of 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         172,641

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         172,641

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         172,641

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*





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13. Percent of Class Represented by Amount in Row (11)

         9.38%

14. Type of Reporting Person*

         PN














































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1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Matthew Lindenbaum  ###-##-####

2.  Check the Appropriate Box if a Member of a Group*

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds*

         WC

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

8.  Shared Voting Power:

         172,641

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         172,641

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         172,641

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*

13. Percent of Class Represented by Amount in Row (11)

         9.38%




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14. Type of Reporting Person*

         IN


















































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1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Bennett Lindenbaum  ###-##-####

2.  Check the Appropriate Box if a Member of a Group*

3.  SEC Use Only

4.  Source of Funds*

         WC

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         172,641

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         172,641

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         172,641

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*

13. Percent of Class Represented by Amount in Row (11)

         9.38%

14. Type of Reporting Person*

         IN


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Item 1.  Security and Issuer

         This statement relates to shares of Class A voting

common stock (the "Class A Common Stock") of First Oak Brook

BancShares, Inc. ("First Oak Brook").  First Oak Brook's

principal executive office is located at 1400 16th Street, Oak

Brook, IL 60521-1300.

Item 2.  Identity and Background

         No Change.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Basswood, Matthew Lindenbaum and

Bennett Lindenbaum are deemed to beneficially own 172,641 shares of First Oak Brook's Class A Common Stock.  All 172,641 shares are held by Basswood Financial Partners, L.P. (the

"Partnership"), Basswood International Fund, Inc., a Cayman

Islands exempted company (the "International Fund") or by certain managed accounts over which Basswood, Matthew Lindenbaum and

Bennett Lindenbaum have investment discretion (the "managed

accounts").  The shares were purchased in open market

transactions at an aggregate cost of $3,669,207.  The funds for the purchase of the Class A Common Stock held in the Partnership,

the International Fund and the managed accounts have come from the Partnership's, the International Fund's or the managed

accounts' own funds.  Leverage was used to purchase shares of

Class A Common Stock First Oak Brook.






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Item 4.  Purpose of Transaction

         No change.

Item 5.  Interest in Securities of the Issuer

         As of the date hereof, Basswood, Matthew Lindenbaum and

Bennett Lindenbaum are deemed to be the beneficial owners of

172,461 shares of First Oak Brook's Class A Common Stock.  Based on First Oak Brook's filing on Form 10-Q on May 14, 1996, as of

March 31, 1996 there were believed to be 839,706 shares of First

Oak Brook's Class A Common Stock outstanding.  Therefore,

Basswood, Matthew Lindenbaum and Bennett Lindenbaum beneficially own 9.38% of First Oak Brook's outstanding shares of Class A

Common Stock.  Basswood, Matthew Lindenbaum and Bennett

Lindenbaum have the power to vote, direct the vote, dispose of or direct the disposition of all the shares of First Oak Brook's

Class A Common Stock that they currently beneficially own.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         Attached hereto as Exhibit A is a description of the

transactions in the Class A Common Stock of First Oak Brook that were effected by the reporting persons during the past sixty days.








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         Signature

         The undersigned, after reasonable inquiry and to the

best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.



                             BASSWOOD PARTNERS, L.P.

                             By: Basswood Management, Inc.,
                                 its General Partner


                             By: /s/ Matthew Lindenbaum
                                 _____________________________
                                 Matthew Lindenbaum, President




                             /s/ Matthew Lindenbaum
                             _________________________________
                             Matthew Lindenbaum


                             /s/ Bennett Lindenbaum
                             _________________________________
                             Bennett Lindenbaum

July 10, 1996




















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                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

July 10, 1996 relating to the Common Stock of First Oak

Brook BancShares, Inc. shall be filed on behalf of the

undersigned.


                             BASSWOOD PARTNERS, L.P.

                             By: Basswood Management, Inc.,
                                 its General Partner


                             By: /s/ Matthew Lindenbaum
                                 _____________________________
                                 Matthew Lindenbaum, President




                             /s/ Matthew Lindenbaum
                             _________________________________
                             Matthew Lindenbaum


                             /s/ Bennett Lindenbaum
                             _________________________________
                             Bennett Lindenbaum





















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                                                        EXHIBIT A


                      Daily Transactions -
                          Common Stock


Trade Date     Number of Shares Purchased  Price Per Share
- ----------     --------------------------  ---------------
7/1/96                    5,685             $24.75

7/5/96                   10,000              24.75









































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